SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011, as amended on September 23, 2011, September 27, 2011, October 13, 2011 and October 24, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011, September 23, 2011, September 30, 2011, October 5, 2011 and October 25, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end of the subsection under the heading “Relationship with Omnicare” on page 6 of the Statement:

“On October 26, 2011 PharMerica and its legal counsel, Holland & Knight and Covington & Burling, and Omnicare and its legal counsel, Dewey & LeBoeuf and Axinn, Veltrop & Harkrider, entered into a Confidentiality and Joint Defense Agreement (the “Confidentiality Agreement”). The Confidentiality Agreement provides, among other things, for the parties to exchange, on a confidential and privileged basis, market information to facilitate their assessment of the antitrust risk associated with a potential combination of the two companies. Under the terms of the agreement, the companies will exchange certain presentations that have been provided to the FTC surrounding a potential transaction and certain other data.”

Item 4. The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by inserting the following at the end of the subsection under the heading “Background of the Offer and Reasons for Recommendation-Background of the Offer” on page 10 of the Statement:

“The financial and outside legal advisors to PharMerica and Omnicare have continued to meet from time to time in an effort to agree upon an acceptable information sharing process relating to antitrust issues. On October 26, 2011 PharMerica and Omnicare and their respective outside legal advisors entered into the Confidentiality Agreement which provides for an information sharing process relating to antitrust issues. While the Board continues to believe that Omnicare’s $15.00 per share Offer undervalues PharMerica, PharMerica is engaging in this analytical process to enhance its understanding of the antitrust risk related to Omnicare’s proposed combination. The Confidentiality Agreement does not obligate PharMerica to enter a transaction with Omnicare and there can be no assurance that this review will lead to a definitive merger agreement or any transaction between the two companies.”

Item 7. Purposes of the Transaction and Plans or Proposals

The information contained in Item 4 above is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(14)	Press Release issued by the Company on October 26, 2011.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ Thomas A. Caneris
Name:	Thomas A. Caneris
Title:	Senior Vice President, General Counsel, Compliance Officer and Secretary

Dated: October 26, 2011

Exhibit Index

Exhibit No.	Description

(a)(14)	Press Release issued by the Company on October 26, 2011.